EXHIBIT 99.11

Consent of Gary Simmons

The undersigned hereby consents to the use of the technical report titled “NI 43-101 Technical Report New Found Gold Corp.’s Queensway Gold Project in Newfoundland and Labrador, Canada: 2024 Property Expansion and Exploration Update” with an effective date November 1, 2024, and prepared for the Company in accordance with National Instrument 43-101, and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in the Annual Report on Form 40-F for the year ended December 31, 2024 of New Found Gold Corp.

Dated this March 20, 2025

/s/ Gary Simmons

Gary Simmons, B.Sc. QP Metallurgy

Owner

GL Simmons Consulting, LLC